Exhibit 99.6

MINISO Group Provides Update on Chairman’s Collar Transaction

GUANGZHOU, China, June 20, 2025  -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that it has been informed by Mr. Guofu Ye, the chairman of the board of directors, the chief executive officer and the controlling shareholder of the Company, of the full unwinding of his personal collar transaction with a leading financial institution (the “Dealer”).

Under the terms of the unwinding, the Dealer has returned all 14,000,000 ordinary shares of the Company (the “Shares”) that were previously transferred to it as credit support in connection with a prepaid forward contract (the “Contract”) for this collar transaction. This Contract was entered into in 2023 between the Dealer and Mini Investments SP1 Limited (“Mini Investments”), a BVI entity controlled by Mr. Ye. As part of the Contract, Mini Investments transferred 14,000,000 Shares to the Dealer in return for a prepayment from the Dealer, while agreeing to settle the Contract at expiration with either a cash payment or delivery of the shares. With the unwinding of the transaction, the Company understands that Mini Investments has received back all 14,000,000 Shares.

The Company believes that Mr. Ye’s decision to unwind the collar transaction and regain these MINISO shares demonstrates his continued confidence in and commitment to the long-term success of the Company.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039